EXHIBIT 99.4

Form of Proxy
Annual General Meeting

Signet Group plc

I/We, being (a) holder(s) of ordinary shares of 0.5p each in Signet Group plc, hereby appoint the Chairman of the meeting*

*if any other proxy is preferred, strike out the words “the Chairman of the meeting”, insert the full names of the person you wish to appoint and initial the alteration.
A proxy need not be a member of the Company, but must attend the meeting in person to represent you.

as my/our proxy to vote for me/us on my/our behalf at the annual general meeting of the Company to be held at 11.00 am on 10 June 2005 and at any adjournment thereof. I/We direct my/our proxy to vote on the Resolutions set out in the notice convening the annual general meeting as follows and otherwise as he shall think fit:

		Vote for	Vote against	Vote withheld
1.	To receive the audited accounts and accompanying reports
2.	To approve the directors’ remuneration report
3.	To declare a final dividend
4.	To re-elect Terry Burman
5.	To re-elect Brook Land
6.	To re-elect James McAdam
		Vote for	Vote against	Vote withheld
7.	To elect Robert Anderson
8.	To elect Robert Walker
9.	To re-appoint the auditors
10.	To authorise the directors to allot shares
11.	To disapply pre-emption rights on share allotments
12.	To authorise market purchase
13.	To amend the Articles

Notes for completion of proxy form
1.	Please indicate how the proxy is to vote by placing an X in the appropriate box opposite each Resolution. If this form is signed and returned without any indication as to how the proxy is to vote, he will exercise his discretion both as to how he votes and as to whether or not he abstains from voting on any resolution put to the meeting.
2.	Please execute and date the form of proxy. If the appointor is a corporation, this form of proxy must be executed under its common seal if any, or the hand of its duly authorised agent or officer, whose capacity should be stated. In the case of an individual, the proxy must be signed by the appointor or his agent, duly authorised in writing.
3.	This form of proxy must be completed and deposited, together with the power of attorney or other authority, if any, under which it is signed, or a copy of such power or authority certified notarially or in some other way approved by the directors, with the Registrars of the Company, at least 48 hours before the time appointed for holding the meeting or adjourned meeting. The address of the Registrars is Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.
4.	A member may appoint more than one proxy in respect of shares comprised in the same holding. If more than one proxy is appointed a separate form of proxy should be completed for each person appointed and each form of proxy should show the number of shares to which it relates.
5.	Any alteration made in this form of proxy should be initialled by the person(s) signing it.
6.	In the case of joint holders, the signature of only one of the joint holders is required but, if more than one votes, the vote of the senior (according to the order in which the names stand in the register in respect of the holding) who tenders a vote in person or by proxy will be accepted to the exclusion of the votes of the other joint holder(s).
7.	Completion and return of this form of proxy will not preclude the appointor from attending and voting in person at the meeting.
8.	The “Vote withheld” option is to enable you to abstain on any of the specified resolutions. Please note that a “Vote withheld” has no legal effect and will not be counted in the votes “For” and “Against” a resolution.

Signature or common seal ____________________________________________________________________________Dated ________________________________ 2005

PLEASE DETACH AND RETAIN THE ATTENDANCE CARD BEFORE POSTING THE FORM OF PROXY TO THE REGISTRARS.

Attendance Card Annual General Meeting	Signet Group plc

TO BE HELD AT:
The Café Royal, 68 Regent Street, London W1B 5EL at 11.00 am on
10 June 2005
If you wish to attend this meeting in your capacity as a holder of ordinary shares and/or proxy, please sign this card and, on arrival, hand it to the Company’s Registrars. This will facilitate entry to the meeting.

Signature of person attending __________________________

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BUSINESS REPLY SERVICE Licence No. MB 122

The Registrar Capita Registrars PO Box 25 Beckenham Kent BR3 4BR